Exhibit (a)(5)(E)

Johnson & Johnson

Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
	(732) 642-6608 (M)	(732) 668-3735 (M)

Investor Contacts:	Louise Mehrotra	Stan Panasewicz
	(732) 524-6491	(732) 524-2524

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON EXTENDS TENDER OFFER FOR
MENTOR CORPORATION

New Brunswick, N.J. (Jan. 6, 2009) -- Johnson & Johnson (NYSE: JNJ) today announced it has extended its previously announced cash tender offer, through its wholly owned subsidiary, Maple Merger Sub, Inc., for all outstanding shares of common stock of Mentor Corporation (NYSE: MNT) until 5:00 p.m. (Eastern time), on January 16, 2009, unless further extended.  The tender offer was originally scheduled to expire at 12:00 midnight (Eastern time), on January 12, 2009.  All other terms and conditions of the tender offer remain unchanged.

The condition of the tender offer relating to the Hart-Scott-Rodino Antitrust Improvements Act has been satisfied. Other regulatory clearances required for the closing of the tender offer remain pending and Johnson & Johnson anticipates receipt of those clearances on or prior to January 15, 2009. Accordingly, Johnson & Johnson has extended the tender offer to reflect this timetable.

The depositary for the tender offer has advised Johnson & Johnson that, as of 12:00 p.m. (Eastern time) today, a total of 609,983 shares of Mentor common stock were validly tendered and not withdrawn (none of which are subject to guaranteed delivery procedures), representing approximately 1.8% of Mentor’s outstanding common stock.

Upon the successful closing of the tender offer, shareholders of Mentor will receive $31.00 in cash for each share of Mentor common stock tendered in the tender offer, without interest and less any required withholding taxes.  Following the completion of the acquisition, it is expected that Mentor will operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Mentor Corporation.  Johnson & Johnson and Maple Merger Sub, Inc. have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Mentor shareholders.  Mentor has filed with the SEC, and has mailed to Mentor shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Mentor are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (800) 213-0475 or (800) 445-1790. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, Attn: Corporate Secretary’s Office.

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